Urenco and Ubaryon Complete Binding Agreement

Winnipeg, Manitoba - August 5, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that Ubaryon Pty Ltd ("Ubaryon") has confirmed the execution of a binding agreement (the "Agreement") with Urenco, following Ubaryon shareholder approval on July 16,  2025.  Under the Agreement, the two companies will form a strategic partnership to progress the development of Ubaryon's next-generation uranium enrichment technology.

Snow Lake is Global Uranium and Enrichment Limited's ("GUE") largest shareholder (19.9%), and GUE is Ubaryon's largest shareholder (21.9%).

The investment by Urenco into Ubaryon represents significant third-party validation of Ubaryon's technology and long-term potential in the uranium enrichment sector.  Urenco will commit AUD$5.0 million over the next three years along with technical expertise to support development milestones and accelerate their technology towards commercial readiness.

Highlights

  Binding agreement between Urenco and Ubaryon successfully executed
  Urenco is a global uranium enrichment company supplying enrichment services and fuel cycle products to more than 50 customers in 20 countries
  Ubaryon is a private Australian company that owns 100% of a unique and innovative uranium enrichment technology
  GUE is the largest shareholder in Ubaryon (21.9%) and will remain the largest shareholder
  GUE will invest circa AUD$500,000 in Ubaryon to maintain its 21.9% pro rata ownership
  Ubaryon's technology has been independently assessed at a readiness level of TRL-4, which validates the development done to date and the strong platform for this new partnership

CEO Remarks

"We are delighted that Ubaryon and Urenco have now formed their strategic partnership to advance Ubaryon's uranium enrichment technology.  We look forward with keen interest as this partnership develops," said Frank Wheatley, CEO of Snow Lake.  "As GUE's cornerstone shareholder, we look forward to the many opportunities the Urenco - Ubaryon partnership unlocks."

Comments on this strategic partnership from Ubaryon and Urenco are set out below1.

Adam Blunn, Managing Director of Ubaryon said: "We are pleased to have established this relationship with Urenco. After a thorough process to develop this deal, we are confident that it offers a logical and practical path for technical development and commercialisation and will enable the best opportunity to create value. Urenco has deep experience in the technical, regulatory and market aspects of uranium enrichment and we are looking forward to growing the relationship and working with Urenco and its expert team."

Sarah Forman, Head of Urenco's Strategy & Corporate Development function said: "Urenco and Ubaryon are pleased to announce the conclusion of formal agreements to form a strategic partnership around Ubaryon's uranium enrichment technology. Ubaryon's chemical isotope separation research and development on uranium will be funded by a AUD$5.0m investment from Urenco, that will also see Urenco take a minority shareholding in the company. The R&D programme will aim to progress the technology readiness level (TRL) of Ubaryon's unique oxide-to-oxide process.

Ubaryon represents an exciting technology with potential for enriching uranium in chemical forms other than UF6, which could be complementary to Urenco's existing core businesses. We look forward to working with the Ubaryon team."

Urenco Strategic Investment in Ubaryon

Urenco is an international supplier of enrichment services with sustainability at the core of its business.  Operating in the nuclear fuel supply chain for 50 years, Urenco has its head office near London, UK, and enrichment facilities in Germany, the Netherlands, the UK and the USA.  Urenco's commitment, coming after detailed due diligence, validates GUE's historical investment in Ubaryon and significantly de-risks the business, thereby enhancing GUE's exposure to midstream nuclear fuel supply chains.  Urenco supplies enrichment services and fuel cycle products to more than 50 customers in 20 countries2.

Under the terms of the Agreement, Urenco will invest a total of AUD$5.0 million in Ubaryon over the next 3 years for a 13% interest in Ubaryon.

This transaction will provide Urenco the ability to further increase its stake in Ubaryon through acquiring shares from existing shareholders and also provides a potential pathway for Urenco to secure the Ubaryon technology at a fair market value at some point in the future when the technology has been further advanced.

1 https://wcsecure.weblink.com.au/pdf/GUE/02971929.pdf

2 www.urenco.com

Ubaryon Background

Ubaryon is a private Australian company which is developing and commercializing a unique uranium enrichment technology based on the chemical separation of naturally occurring uranium isotopes.

Ubaryon was established in 2015 after environmental testing identified a process anomaly, after which Ubaryon lodged a patent application over its Ubaryon Enrichment Technology in 2018.  Australian Safeguards and Non-Proliferation Office ("ASNO") classified the intellectual property in September 2018.  ASNO, and Defense Export Controls, now regulate all Ubaryon's technical disclosure.

A significant feature of the Ubaryon Enrichment Technology is that it eliminates the need for conversion from uranium oxide or yellowcake (UO4 or U3O8) to gaseous uranium (UF6) and the need for deconversion from UF6 to uranium oxide.  Removing conversion and deconversion simplifies the enrichment process and allows for additional flexibility in the nuclear fuel cell supply chain.

Ubaryon Technology Rapidly Advancing - TRL 4

As a part of the due diligence process, Ubaryon received two independent technical reviews confirming that its technology is currently at Technology Readiness Level ("TRL") assessment level of TRL-4.  TRL-4 shows that all critical components were successfully validated in a laboratory environment and supported by experimental results.  Combined with the validation provided as a result of Urenco's due diligence, these independent assessments give confidence that Ubaryon's technology has a sound foundation for further development.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets.  Learn more at www.snowlakeenergy.com.

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